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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                      Form 20-F    X        Form 40-F ___

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes __ No X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________


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


                         Internet Gold-Golden Lines Ltd.

6-K Items

1. Press Release re Internet Gold Purchases ROU for International Lines; Transaction Will Improve Company's Cost Structure dated August 4, 2003.

                                                                          Item 1

Press Release                                              Source: Internet Gold

Internet Gold Purchases ROU for International Lines; Transaction Will Improve Company's Cost Structure

Monday August 4, 11:40 am ET

TEL AVIV, Israel, Aug. 4 /PRNewswire-FirstCall/ -- Internet Gold (Nasdaq: IGLD -
News), a leading Internet service provider in Israel, today announced that it signed a long-term agreement with Barak I.T.C. (1995) Ltd, one of Israel's three long distance carriers, to purchase Rights Of Use (ROU) for international fiber optic lines until 2017, with the option to extend the agreement for an additional 5 year period. Until now, Internet Gold leased these international lines on a monthly basis at higher rates from various long-distance carriers.

According to the agreement, Internet Gold is obliged to fully utilize these new leased international lines in the next three years. The total capacity of theses lines is 2.2 GB. This increased capacity is required to meet the demand of Internet Gold's rapidly growing broad band customer base

Internet Gold's CEO, Eli Holtzman, commented: "This agreement is important, as it will free us from monthly dependency on long distance telecom providers. As a result of this deal, we anticipate lower cost structure of international lines, which currently constitutes the major part of our broadband service expenses. The reduced cost structure will contribute to our financial results already by this third quarter of 2003".

About Internet Gold

Internet Gold is a leading Internet service provider in Israel in number of subscribers based on recent surveys. The Company provides a wide array of Internet services tailored to meet the needs of the residential and business subscribers, including all types of Internet access and related value-added services. The Company is a leading portal in Israel through its 50.1% holdings in MSN Israel (Microsoft Corp. 49.9%) and, through Gold-Trade, its e-commerce joint venture, a major e-Commerce provider. The Company provides access through a nationwide and International network, allowing the entire Israeli population to access the Internet. Additional information about Internet Gold is available at http://www.igld.com/.

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

     For further information, please contact:
     Ms. Idit Azulay, Internet Gold
     +972 3 939-9848
     idita@co.zahav.net.il

     or

     Ms. Ayelet Shaked Shiloni
     Integrated IR
     +972 3 635-6790
     ayelet@integratedir.com



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                                   SIGNATURES


        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            INTERNET GOLD-GOLDEN LINES LTD.
                                            -------------------------------
                                                   (Registrant)



                                            By /s/Eli Holtzman
                                               ---------------
                                               Eli Holtzman
                                               Chief Executive Officer




Date:  August 5, 2003